ROCK RESOURCES INC.

82-4504

(the "Company")

NEWS RELEASE

02 JUN 18 AM 11:21

02034955

June 7, 2002

SUPPL

Private Placement: Further to the private placement announcement on April 19, 2002, management is pleased to report that the Company has renegotiated the private placement financing. The private placement financing is now comprised of 500,000 Units at $1.50/unit, for gross proceeds of Cdn$750,000. Each unit is comprised of two common shares and two common share purchase warrants (one warrant referred to as an "A" Warrant and one warrant referred to as a "B" Warrant). Each A warrant will entitle the Purchaser to acquire one common share at a price of $1.00 until June 30, 2003. Each B warrant will entitle the Purchaser to acquire one common share at a price of $1.50 until November 30, 2003. All warrants will be non-transferable. The proceeds of this financing will be used for general working capital, current obligations and development of mineral properties. The regulatory filing process has commenced as this private placement is subject to regulatory approval. A further news release will be issued upon regulatory approval and share issuance. All shares issued further to this private placement will have a four month hold from date of issue. A finder's fee may be payable in connection with this private placement.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

On behalf of the Board of Directors:

"Thomas J. Kennedy"

Thomas J. Kennedy
President

"Graeme Rowland"

Graeme Rowland
Chairman of the Board

dw 6/19

CDNX RCK
Suite #910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources..com - Web Site: www.rockresources.com

ROCK RESOURCES INC.

#2120 – 1055 W. Hastings Street, Vancouver, BC, Canada, V6C 2E9
www.rockresources.com • Email: info@rockresources.com
TSX Venture: RCK

TRES-OR RESOURCES LTD.

1934 – 131 Street, White Rock, BC, Canada, V4A 7R7 Web Site:
Web Site: www.tres-or.com • Email: info@tres-or.com
TSX Venture: TRS

June 6, 2002

02 JUN 18 AM 11:20

NEWS RELEASE

TEMAGAMI NORTH OPTION AGREEMENT APPROVED – EXPLORATION UNDERWAY

Rock Resources Inc. ("Rock") and Tres-Or Resources Ltd. ("Tres-Or") are pleased to announce that the TSX Venture Exchange has approved an Agreement for Rock to acquire a two thirds interest in the Temagami North Option, comprising 104 non-contiguous claim units in the New Liskeard/Cobalt kimberlite field in northeastern Ontario. On signing of the agreement, Rock paid $5,000 to Tres-Or and on Exchange approval issued 100,000 shares of the common stock of Rock to Tres-Or with a twelve month hold.

Rock can earn up to a two thirds interest in the various mining claims comprising the Temagami North Option by funding $300,000 in exploration expenditures. Phase I exploration includes up to $100,000 of work by November 30, 2002 to complete detailed ground geophysical surveys, till and stream sampling, kimberlite indicator mineral analyses, backhoe testing and/or drill testing. Phase II exploration includes $200,000 to complete additional surveys, 2,000 metres of diamond drilling, sampling and caustic testing. In addition, Rock shall make two property payments totalling $25,000 to Tres-Or, $10,000 on completion of the first phase of exploration and $15,000 on completion of the second exploration phase. Tres-Or is the Operator and receives a 10% management fee on the exploration expenditures.

The agreement allows for aggressive, systematic diamond exploration on the properties which cover more than 30 discrete circular magnetic targets in an area where more than a dozen kimberlite pipes are already known, half of which are diamondiferous. Recently, Sudbury Contact Mines Ltd. announced the reactivation of it's diamond exploration program on properties covering promising discoveries in the Cobalt/New Liskeard region. The 95-2 kimberlite pipe, discovered by Sudbury Contact between 1995-1996, is a 3 hectare diamond-bearing pipe. Samples of previously untested drill core held in storage are being processed by C.F. Minerals Research of Kelowna, British Columbia and have returned new diamond results in some cases. Part of the Temagami North Option claims located in Lundy Township, are contiguous with Sudbury Contact's claims which host the 95-2 and 96-1 kimberlite pipes. Recent ground magnetic surveys completed by Tres-Or on the Lundy claims have outlined over a dozen priority circular magnetic targets with responses indicative of potential kimberlite pipes, as well as outlining structural features which may have influenced kimberlite emplacement.

Phase I exploration is underway and includes additional detailed geophysical surveys, till and stream sampling, prospecting and backhoe testing to fast-track priority kimberlitic targets for drill testing.

In addition, Rock has subscribed for 290,000 common shares of Tres-Or at $0.35 by way of a private placement.

**ON BEHALF OF
THE BOARD OF DIRECTORS OF
ROCK RESOURCES INC.**

"Graeme Rowland"

Graeme Rowland
Chairman

**ON BEHALF OF
THE BOARD OF DIRECTORS OF
TRES-OR RESOURCES LTD.**

"Laura Lee Duffett"

Laura Lee Duffett
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

For further information contact:
Dwayne Yaretz, Corporate Secretary, Rock Resources Inc.
1-888-762-5737
e-mail: Dwayne@rockresources.com
or
For Tres-Or Resources Ltd.:
Laura Lee Duffett, P.Geo., President
David St. Clair Dunn, VP Exploration
604 – 541-8376

ROCK RESOURCES INC. 02 JUN 18 AM 11:32 **RCK**

#910 – 510 BURRARD STREET
VANCOUVER BC
V6C 38A

TEL: (604) 688-3304
TOLL – FREE: 1-888-762-5737
FAX: (604) 682-6038

WE ARE MOVING

AS OF JULY 1ST 2002
OUR NEW ADDRESS WILL BE

2120 – 1055
GUINNESS TOWER
WEST HASTINGS
VANCOUVER BC
V6E 2E9

TELEPHONE AND FAX NUMBERS WILL REMAIN THE SAME

ROCK RESOURCES INC.

(the "Company")

02 JUN 10 AM 11:43

NEWS RELEASE

June 5, 2002

ROCK MORE THAN DOUBLES THE SIZE OF ITS MARGARITA GOLD PROPERTY

Rock Resources Inc ("Rock") is pleased to announce that it has acquired, through staking, 23 federal claims contiguous with and peripheral to the original 16 claims optioned from James Sorrel in 2001. The claims were staked to cover several gold bearing silicified structures not previously protected by the optioned claims.

This acquisition takes the Margarita Property holdings to 39 federal, unpatented, mineral claims from 16 claims. The property now covers 326 hectares (858 acres) of contiguous staked ground up from 134 hectares (352 acres).

With the completion and filing of the staking with the US Bureau of Land Management, Rock now has all of the targeted areas protected by claims.

The Margarita Gold Property is located in the Oro Blanco Mining District, Santa Cruz County, southern Arizona, USA. The Margarita is an epithermal gold property with several stratiform silicified zones containing 1 to 3 grams of gold per tonne. Historical, turn of the 19th century mines exploited the upper parts of quartz veins underlying these silicified zones. These old mines produced gold grades ranging from 0.3 to 0.5 ounces gold per ton. Although various companies completed extensive shallow drilling to test these zones, none of the companies did any systematic work to search for the bonanza style mineralization that should be located under these flat lying caps. Rock is currently active in locating the feeder veins with the intent on drilling for bonanza mineralization.

Rock is continuing to evaluate other mineralized areas in the Oro Blanco Mining District with the intent to acquire other properties with significant gold and silver mineralization.

On behalf of the Board of Directors:

"Thomas J. Kennedy"	***"Graeme Rowland"***
Thomas J. Kennedy President	Graeme Rowland Chairman of the Board

TSX Venture RCK
#910 - 510 Burrard Street, Vancouver, BC V6C 3A8
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)